Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Spectrum Brands, Inc.

Amendment No. 1 to Registration Statement on Form S-4/A (File No. 333-207068)

Ladies and Gentlemen:

On behalf of our client, Spectrum Brands, Inc., a Delaware corporation (the “Company”), SB/RH Holdings, LLC and certain of the subsidiaries of the Company (collectively, the “Guarantors”), we are transmitting for filing with the U.S. Securities and Exchange Commission in electronic form, the above referenced Amendment No. 1 to the Registration Statement on Form S-4/A (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange: (a) $250,000,000 aggregate principal amount of the Company’s 6.125% Senior Notes due 2024 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act; and (b) $1,000,000,000 aggregate principal amount of the Company’s 5.750% Senior Notes due 2025 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $145,250 was wired to the Securities and Exchange Commission’s account at U.S. Bank in connection with the initial filing of the Registration Statement on September 21, 2015.

Should you have any questions regarding the Registration Statement, please feel free to contact Evan J. Cappelli at (212) 373-3375 or ecappelli@paulweiss.com or the undersigned at (212) 373-3309 or rrusso@paulweiss.com.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Nathan E. Fagre, Esq.
Nathan.Fagre@Spectrumbrands.com
Spectrum Brands, Inc.